

January 20, 2012

Via E-mail
John L. Walsh
President and Chief Operating Officer
UGI Corporation
460 North Gulph Road
King of Prussia, PA 19406

> **Re:** **UGI Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2011**
> **Filed November 21, 2011**
> **File No. 1-11071**

Dear Mr. Walsh:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Critical Accounting Policies and Estimates, page 55
Impairment of Goodwill, page 56

1. Please tell us the following to help us understand at what level you evaluate goodwill impairment and how you determine reportable segments:

   - your organizational structure;

   - how you define each operating segment and what components, if any, comprise each operating segment;

- what comprises each of your reporting units or deemed reporting unit including whether the unit is an operating segment, component or an aggregation of components;

- if applicable, how the components aggregated meet the criteria to combine;

- whether any operating segments are aggregated in presenting reportable segments; and

- if applicable, how the operating segments aggregated meet the criteria to combine.

2. Please provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether any of your reporting units are at risk of failing step one of the impairment test or that the fair value of each of your reporting units are substantially in excess of carrying value and are not at risk of failing step one. If a reporting unit is at risk of failing step one, you should disclose:

- the percentage by which fair value exceeded carrying value at the date of the most recent step one test;

- the amount of goodwill allocated to the reporting unit;

- a more detailed description of the methods and key assumptions used and how the key assumptions were determined;

- a discussion of the degree of uncertainty associated with the assumptions; and

- a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303(a)(3)(ii) of Regulation S-K, which requires a description of known uncertainties, and Section V of the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 34-48960, issued December 19, 2003 and available on our website at www.sec.gov.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief